August 30, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Amendment No. 7/8 to

Offering Statement on Form 1-A

Filed July 27, 2021

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated August 26, 2021 regarding the Amendment to the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter is a follow up to our recent conversation.

Below is our response to comment number 5 and an excerpt of the proposed additional language in response to comment 5 of your letter.  Specifically, we are providing forecasted financial statements rather than pro-forma financial statements.  We are also providing a draft of our response letter for reference.  As time is of the absolute essence, we respectfully request confirmation that this is the type of information that is required in accordance with Rule 11-03 of Regulation S-X and the AICPA guidelines and that the presentation is acceptable.

You also mentioned specifically changes to our distribution table and tax basis.  We are not clear what you are referencing with regards to those items and ask for additional explanation or clarification.

Finally, if we remove all references to the “yield” or “distribution rate” would that eliminate any of the additional disclosure requirements that we are wrestling with at this time (for example, the “magic table”)?

As mentioned, our extended due diligence period expires at the end of this week and it is critical that we are on the right track before the escrow money becomes non-refundable.  We want to make sure we are providing the appropriately information correctly.

Pro-Forma Income Statement and Distribution Table, page 64

1.We note your tabular disclosure on page 65 labeled Pro-Forma, Jan-Dec 2022. Please tell us how you determined it was unnecessary to reflect interest expense on the credit facility within this disclosure.

We did not include interest expenses because we are assuming that the Credit Facility will be completely retired through the sale of the Shares.

2.We note your revisions to your filing in response to our comment 1; specifically, we note your tabular disclosure on page 65 labeled Pro-Forma, Jan-Dec 2022. Please tell us if this disclosure is a financial forecast. To the extent it is a financial forecast, please revise the presentation of your disclosure in accordance with the financial forecast guidelines established by the American Institute of Certified Public Accountants and in accordance with Rule 11-03 of Regulation S-X. Your revisions should include, but need not be limited to, an appropriate title and a summary of significant assumptions. Reference is made to Part F/S of Form 1-A and Rule 8-05 of Regulation S-X.

We have revised the Offering Circular to provide a financial forecast as permitted by Rule 11-03 in accordance with the guidelines established by the American Institute of Certified Accountants and have included an appropriate title and a summary of significant assumptions.

Series NNN-1 Unaudited Forecasted Financial Information

The Company prepared unaudited forecasted financial information for the Series NNN-1 for the year 2021 and 2022 using unaudited forecasted financial information provided by the NNN-1 Property seller.

The Company, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. This information should not be considered to be necessarily predictive of actual future results. Readers of this document are cautioned not to place undue reliance on the unaudited forecasted financial information.

There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company and will be beyond the control of the Company. Prospective Shareholders are urged to review the risk factors set forth in this Offering Circular beginning on page 25.  See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements”.

The Series NNN-1 unaudited forecasted financial information was prepared with a view toward public disclosure, with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information and GAAP However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information. Neither of the independent registered public accounting firms of the Company nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and the independent accounting firms of the Company assume no responsibility for, and disclaim any association with, the unaudited forecasted financial information.

The report of the independent registered public accounting firm of the Company contained in this Offering Circular for the year ended December 31, 2020 and the report of the independent registered public accounting firm of the Company relate to the historical financial information of the Company. They do not extend to the unaudited forecasted financial information and should not be read to do so. Furthermore, the unaudited forecasted financial information does not take into account any circumstances or events occurring after the date they were prepared.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Series NNN-1 Unaudited Forecasted Financial Information Prepared by the Company

The following table presents select unaudited forecasted financial information of Series NNN-1 for the fiscal years ending 2021 and 2022, which is referred to as the Series NNN-1 unaudited forecasted financial information:

Unaudited Statement of Income for Years Ending December 31,

	2020	2021E	2022E
ASSETS

Real estate held for investment	$-0-

Cash	2,002

Deferred offering costs	-0-

Total assets	$2,002

LIABILITIES AND MEMBER’S EQUITY

Advances from related party	$2,002

Total liabilities	2,002

Commitments and contingencies (Note 4)

Member’s Equity (Note 5)	-0-

Total liabilities and member’s equity	$2,002

Unaudited Statement of Income for Years Ending December 31,
Income	2020	2021E	2022E
Rent			$103,000
Property Tax (pass-through pymt)			$11,000
CAM (pass-through pymt)			$4,000
Property Ins (pass-through pymt)			$1,000
Operating Income			$119,000

Expense
Property Tax			$11,000
CAM			$4,000
Property Ins			$1,000
Prop Mgmt Fee			$2,000
O/D Insurance			$2,000
Acct Tax Prep			$4,000
Legal & LLC Fees			$4,000
Audit			$3,000
Bank Charges			$1,000
Depreciation			$25,000
Operating Expense			$57,000

Total Income			$119,000
Total Expense			$57,000
Net Income			$62,000

Statement of Operations and Member’s Equity for the Years Ending December 31,

	2020	2021E	2022E
Revenues	$-0-

Operating Expenses	-0-

Net loss	-0-

Member’s equity, beginning of period	$-0-

Member’s equity, end of period	$-0-

The Series NNN-1 unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	The completion acquisition of the NNN-1 Property;

•	The NNN-1 lease continuing in effect through the end of its term;

•	The sale of all of the Series NNN-1 Shares through this Offering;

•	The retirement of the entire amount advanced under the Credit Facility;

•	No material changes to operating expenses; and

•	No unforeseen event or circumstance.

We have compiled the foregoing forecasted financial information as of the date of this Offering Circular, and for the year then ending, in accordance with attestation standards. established by the American Institute of Certified Public Accountants.  There may be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this Offering Circular for events and circumstances occurring after the date of this Offering Circular.

The estimates and assumptions underlying the Series NNN-1 unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the Manager as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of the Company or the Series NNN-1, or that actual results will not differ materially from those presented in the Series NNN-1 unaudited forecasted financial information. Inclusion of the Series NNN-1 unaudited forecasted financial information in this Offering Circular should not be regarded as a representation by any person that the results contained in the Series NNN-1 unaudited forecasted financial information will be achieved.

The Series NNN-1 unaudited forecasted financial information is not included in this Offering Circular in order to induce any prospective stockholder to purchase Shares.

FORECASTED INCOME STATEMENT AND DISTRIBUTION TABLE

The following table describes our forecasted net income for Series NNN-1 from continuing operations for the 12 months ended December 31, 2021 and 2022, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending December 31, 2021 and 2022 (amounts shown are presented in thousands, except share data, per share data and percentages). These calculations do not assume any changes to the operations of the NNN-1 Property or any unforeseen capital expenditures or other developments or occurrences which could affect substantially results of operations and cash flows, or changes in our outstanding Shares other than as set forth in the table below. Readers are cautioned that there is a risk that our actual results will not be the same as or comparable to the calculations below.

The estimated and prospective financial information shown below and elsewhere in this offering circular was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The estimated and prospective financial information shown below and elsewhere in this offering circular has been prepared by and is the responsibility of our management.

	2021E	2022E
Pro forma net income for the 12 months ended December 31,		$62,000
Add: Depreciation		25,000
Less: Improvement reserves(1)		(8,000)

Estimated cash available for distribution to our holders of Series NNN-1 Shares for the 12 months ending December 31,(2)		$79,000
Total estimated initial annualized distribution to our stockholders		$79,000
Estimated initial annualized distribution per Series NNN-1 Share (3)		$0.8
Estimated payout ratio(4)		100%

(1). Represents amounts to be reserved for costs not otherwise covered by a warranty, including structure improvements and repair.

(2). We intend to use a payout ratio of 100% of cash available for distribution, which means our estimated initial annualized distribution per share stock would be $79,000.

(3). Based on a total of 98,560 Shares outstanding upon completion of this offering.

(4) Calculated as estimated initial annualized distribution per share divided by the estimated cash available for distribution to our holders for the 12 months ending December 31, 2022.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.